Exhibit 99.1

Lithium Americas Announces Initial Closing of
$650 Million Investment from General Motors

Febuary 16, 2023 – Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) today announced the closing of the initial tranche, an investment of $320 million, of its previously announced $650 million investment by General Motors Co. (NYSE: GM) (“GM”). Proceeds from GM’s investment are to be used to accelerate the development of the Company’s Thacker Pass lithium project (“Thacker Pass“) located in Humboldt County, Nevada, the largest known lithium resource in the United States that is fully permitted to begin construction.

“The beginning of construction at Thacker Pass is imminent following last week’s favorable ruling on the Record of Decision and the closing of GM’s initial investment,” said Jonathan Evans, President and CEO of Lithium Americas. “GM’s investment is a landmark transaction that will help put millions of drivers into electric vehicles while creating jobs and a strong and secure U.S. supply chain for EV raw materials.”

GM is now Lithium Americas largest shareholder and offtake partner. Lithium Americas continues to pursue a commitment from the U.S. Department of Energy’s Advanced Technology Vehicle Manufacturing Program, which will help scale lithium production at Thacker Pass to support production of nearly one million EVs annually.

As previously disclosed, GM is making a $650 million equity investment in the Company in two tranches. In connection with today’s initial closing, GM has purchased 15 million common shares of the Company at a price of $21.34 per share for gross proceeds of $320 million. The Company expects to close the second and final tranche following the Company’s contemplated separation of its U.S. and Argentine businesses in the second half of 2023 and the satisfaction of certain conditions precedent to closing. For the final $330 million investment, GM has agreed to subscribe for shares in the U.S. business based on the then market price on the date of subscription, subject to a cap of $27.74 per share (adjusted for the separation).

The parties have also completed the additional transactions contemplated to occur concurrent with the closing of the initial tranche, including execution of the offtake agreement, investor rights agreement and second tranche subscription agreement, as well as issuance of the second tranche alternative exercise warrants.

All figures presented are in U.S. Dollars.

FURTHER INFORMATION

For full details on the GM investment, refer to the Company’s news releases dated January 31, 2023. For more details about the separation, please refer to the Company’s news release dated November 3, 2022. Further information is also contained in the Company’s material change report dated February 7, 2023 and the master purchase agreement dated as of January 30, 2023 previously filed on www.sedar.com and www.sec.gov.

ABOUT LITHIUM AMERICAS

Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents regional growth. In the U.S., the Company’s Thacker Pass project will soon be advancing towards construction. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information, including information with respect to the ability of Lithium Americas to meet the anticipated timing and closing conditions for the second tranche of GM’s investment, and the ability of Lithium Americas to secure sufficient additional financing to develop Thacker Pass. Statements that are not historical fact are “forward-looking information” as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators (collectively, “forward-looking information”). Forward-looking information is frequently, but not always, identified by words such as “plans”, “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. In stating the forward-looking information herein, Lithium Americas has applied certain material assumptions including, but not limited to, the assumption that general business conditions will not change in a materially adverse manner.

Forward-looking information involves information about the future and is inherently uncertain, and actual results, performance or achievements of Lithium Americas and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking information due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; risks associated with meeting the anticipated timing and closing conditions for the second tranche of GM’s investment, and risks associated with fluctuations in lithium and other commodity prices and currency exchange rates; and other risks and uncertainties disclosed in information released by Lithium Americas and filed with the applicable regulatory agencies.

Lithium Americas’ forward-looking information is based on the beliefs, expectations and opinions of management on the date such information is posted, and Lithium Americas does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking information.